

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2026

Yisroel Goldberg
Chief Executive Officer
Sow Good Inc.
1440 N. Union Bower Road
Irving, TX 75061

  Re: Sow Good Inc.
    Registration Statement on Form S-3
    Filed March 31, 2026
    File No. 333-294799

Dear Yisroel Goldberg:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Kristin Baldwin at 202-551-7172 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Manufacturing